SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango ORE, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

21077F100

(CUSIP Number)

c/o Joseph J. Romano

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Estate of Kenneth R. Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 739,780 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 739,780 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,446 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 291005106	13D	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Donna Ungermannova Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 739,780 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 739,780 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,446 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Joseph J. Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,333 shares of Common Stock
	8	SHARED VOTING POWER 739,780 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 8,333 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 739,780 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 804,779 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON IN

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”) of Contango ORE, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2. Identity and Background

(a) This statement on Schedule 13D is filed on behalf of each of the followings persons (collectively, the “Reporting Persons”): the Estate of Kenneth R. Peak (the “Estate”), Mr. Joseph J. Romano, and Mrs. Donna Ungermannova Peak. This statement on Schedule 13D relates to shares held by the Estate. Mr. Romano and Mrs. Peak were appointed co-executors of the Estate on May 8, 2013 by order of the Probate Court for Harris County, Texas.

(b) The Reporting Persons’ business address is c/o Contango Oil & Gas Company, 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

(c) Mr. Romano is the Chairman, President and Chief Executive Officer of Contango Oil & Gas Company. Mrs. Peak has a phD in biochemistry.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Romano is a United States citizen. Mrs. Peak is a citizen of the Czech Republic. The Estate is being administered in the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

The Estate acquired 739,780 shares of Common Stock under the terms of the will of Kenneth R. Peak. Mr. Romano also owns of record 8,333 shares of Common Stock. The shares of Common Stock owned of record by Mr. Romano were acquired with personal funds.

Item 4. Purpose of Transaction

The Estate acquired 739,780 shares of Common Stock following the death, on April 19, 2013, of Kenneth R. Peak, who formerly beneficially owned the shares. The Estate is holding the shares for investment purposes.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Persons have that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5. Interest in Securities of the Issuer

The Estate and Mrs. Peak may be deemed the beneficial owner of 796,446 shares of Common Stock, which also includes vested stock options to purchase an additional 56,666 shares of Common Stock, which represents 20.3% of the Issuer’s outstanding Common Stock. Mr. Romano may be deemed the beneficial owner of 804,779 shares of Common Stock of the Issuer, which represents approximately 20.6% of the Issuer’s outstanding shares of Common Stock, consisting of 796,446 shares of Common Stock beneficially owned by the Estate and 8,333 shares of Common Stock owned of record by Mr. Romano.

The Estate has sole voting power and sole dispositive power over 739,780 shares of Common Stock. Mr. Romano and Mrs. Peak may be deemed to have the shared power to direct the voting and disposition of 796,446 shares of Common Stock and Mr. Romano may be deemed to have the sole power to direct the voting and disposition of 8,333 shares of Common Stock.

The amount reported does not include 83,333 shares of Common Stock that may be acquired by the Estate upon the exercise of a warrant purchased by Mr. Kenneth R. Peak or the 8,333 shares of Common Stock that may be acquired by the Administrator upon the exercise of a warrant purchased by Mr. Romano, each in connection with the Issuer’s private placement which closed on March 22, 2013 (the “Private Placement”).

The percentage in this Item 5 is based upon 3,750,394 shares of Common Stock that were outstanding as of May 10, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10Q, which was filed on May 15, 2013, plus vested stock options to acquire 171,663 shares of Common Stock.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D and Amendment No. 1 to Schedule 13D filed on March 26, 2013 by Mr. Kenneth R. Peak.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Exhibit 1:         Joint Filing Agreement, dated as of May 20, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013	ESTATE OF KENNETH R. PEAK

	By:	/s/ Joseph J. Romano

Name: Joseph J. Romano
Title: Co-Executor

	By:	/s/ Donna Ungermannova Peak

Name: Donna Ungermannova Peak
Title: Co-Executor

/s/ Joseph J. Romano

Joseph J. Romano

/s/ Donna Ungermannova Peak

Donna Ungermannova Peak